SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549


                    SCHEDULE 13G


      Under the Securities Exchange Act of 1934
                (Amendment No. ___)*


               VASTER RESOURCES, INC.
                  (Name of Issuer)


       Common Stock, par value $0.01 per share
           (Title of Class of Securities)


                     922380 10 0
                   (CUSIP Number)




Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


          (Continued on following pages(s))

                  Page 1 of 4 Pages

CUSIP No.   922380 10 0



Response to Question  1:  Atlantic Richfield Company
                          23-0371610 (IRS Employer Identification Number)

Response to Question  2:  Not Applicable

Response to Question  3:  SEC USE ONLY

Response to Question  4:  Delaware

Response to Question  5:  80,000,001

Response to Question  6:  None

Response to Question  7:  80,000,001

Response to Question  8:  None

Response to Question  9:  80,000,001

Response to Question 10:  Not Applicable

Response to Question 11:  82.3% at 12/31/94

Response to Question 12:  CO  (Corporation)



                  Page 2 of 4 Pages

Item 1(a) Name of Issuer:

          Vastar Resources, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          15375 Memorial Drive, Houston, TX   77079

Item 2(a) Name of Person Filing:

          Atlantic Richfield Company

Item 2(b) Address of Principal Business Office:

          515 South Flower Street, Los Angeles, CA 90071

Item 2(c) Citizenship:

          Vastar Resources, Inc. and Atlantic Richfield
          Company are organized under the laws of Delaware

Item 2(d) Title of Class of Securities:

          Vastar Resources, Inc. has Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number:

          922380 10 0

Item 3    Not Applicable

Item 4    Ownership:

     (a)  Amount Beneficially Owned:   80,000,001 shares

          Vastar Resources, Inc. (the "Company" or
          "Vastar") and Atlantic Richfield Company
          ("ARCO") have entered into an agreement, dated as of May 19, 1994, granting ARCO certain rights as a stockholder of the Company. In order to allow ARCO to continue to include the Company as part of its affiliated group for federal income tax purposes, ARCO has been granted the cumulative, continuing right to purchase from the Company, at the then current market price, such number of shares of the Company's Common
          Stock as may be necessary to preserve that status. Vastar and ARCO have entered into a thirty-year Registration Rights Agreement dated as of May 25, 1994, pursuant to which ARCO has been granted unlimited "demand" registration rights at ARCO's expense.

     (b)  Percent of Class:  82.3% at 12/31/94


                  Page 3 of 4 Pages

     (c)  Number of shares as to which such person has:

            (i)     sole power to vote or to direct the vote:  80,000,001

           (ii)     shared power to vote or to direct the vote:  None

          (iii)     sole power to dispose or to direct the disposition of:
                    80,000,001

           (iv)     shared power to dispose or to direct the disposition
                    of:   None

Item 5    Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8    Identification and Classification of members of the Group:

          Not Applicable

Item 9    Notice of Dissolution of Group:  Not Applicable

Item 10   Certification:  Not Applicable


                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         ATLANTIC RICHFIELD COMPANY

                             /s/DIANE A. WARD
                         By____________________________
                             Diane A. Ward
                             Assistant Secretary

Dated:  February 14, 1995


                  Page 4 of 4 Pages